CM

SECURITIE 11020588 IISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING APRIL 1, 2010 (MM/DD/YY) AND ENDING MARCH 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GREENTREE BROKERAGE SERVICES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1831 CHESTNUT STREET, SUITE 1002
(No. and Street)

PHILADELPHIA	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WARREN WEST 215-569-1980
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, WARREN WEST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or GREENTREE BROKERAGE SERVICES, INC., as of MARCH 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Public Notary

NOTARIAL SEAL
BONNIE T THORPE
Notary Public
PHILADELPHIA CTY, PHILADELPHIA CNTY
My Commission Expires Dec 17, 2012

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENTREE BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2011

GREENTREE BROKERAGE SERVICES, INC.
FINANCIAL STATEMENTS
For The Year Ended March 31, 2011

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder's
Greentree Brokerage Services, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Greentree Brokerage Services, Inc. as of March 31, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Brokerage Services, Inc. as of March 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
May 26, 2011

GREENTREE BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2011

ASSETS

Assets:		
Cash	$	124,626
Commissions receivable		217,222
Deposits with clearing broker		100,000
Other assets		17,919
Total assets	$	459,767

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	10,791
Subordinated loan		170,000
Total liabilities		180,791
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized, 863 issued and outstanding	$	575,690
Retained earnings		(212,714)
Less: Stock subscription receivable		(84,000)
Total Stockholders' Equity		278,976
Total liabilities and stockholder's equity	$	459,767

The accompanying notes are an integral part of these financial statements.

GREENTREE BROKERAGE SERVICES, INC.

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2011

Revenues:	
Commissions	$ 625,741
Other income	650
Total revenues	626,391
Expenses:	
Clearing and executor fees	74,813
Compensation and benefits	101,983
Professional fees	26,443
Rent	21,255
Telephone	13,585
Other operating expenses	142,801
Total expenses	380,880
Income before income tax provision	245,511
Provision for income taxes	-
Net income	245,511

The accompanying notes are an integral part of these financial statements.

GREENTREE BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2011

	Common Stock		Retained	Stock Subscription	
	Shares	Amount	Earnings	Receivable	Total
Balances, March 31, 2010	863	$ 575,690	$ (458,225)	$ (84,000)	$ 33,465
Net income (loss)	-	-	245,511	-	245,511
Balances, March 31, 2011	863	$ 575,690	$ (212,714)	$ (84,000)	$ 278,976

The accompanying notes are an integral part of these financial statements

GREENTREE BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2011

Cash flows from operating activities:	
Net income	$ 245,511
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Commissions receivable	(53,491)
Accounts payable	(79,223)
Net cash provided by operating activities	112,797
Net increase in cash and cash equivalents	112,797
Cash and cash equivalents at beginning of period	11,829
Cash and cash equivalents at end of period	$ 124,626

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
March 31, 2011

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Greentree Brokerage Services, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in March 1998. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

The Company's commission income is substantially derived from purchases and sales of securities on behalf of customers. The Company does not engage in proprietary trading activities. In addition, the Company is an approved dealer for various mutual fund houses. Any transactions with these mutual fund houses are consummated directly between the customer and the mutual fund house; the Company receives a commission.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2011, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At March 31, 2011, the Company's had excess net capital of $425,057 and a net capital ratio of .25 to 1.

Note 3 – Related Party Transactions

The Company is affiliated through common ownership and management with Greentree Investment Partners, LLC and The Greentree Group, LLC.

At March 31, 2011 there exists a note receivable from the majority shareholder of the Company in the amount of $84,000. The note bears an interest rate of 2% and is due December 31, 2010. The shareholder has pledged 182 shares of Company stock as collateral for this note. This item is being appropriately treated as a reduction to shareholders' equity, thereby reducing the Company's net capital (See note 4). This amount was included in the Company's previously audited net capital as of December 31, 2009.

Note 4 – Clearing Agreement With Off-Balance-Sheet Risk

In order to facilitate securities transactions, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

In addition, the Company has also entered into an agreement with a Futures Commission Merchant (FCM) to forward (introduce) customer transactions involving the purchase and sale of futures, delayed deliveries and other financial instruments to the FCM, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the FCM. The customer account is therefore maintained and recorded in the books and records of the FCM on the Company's behalf. In consideration for introducing customers to both the Clearing Broker/dealer and FCM, the Company receives commissions and other consideration, less the processing and other charges of

Note 4 – Clearing Agreement With Off-Balance-Sheet Risk (continued)

the Clearing Broker/dealer and FCM. As part of the terms of the agreements between the Company and Clearing Broker/dealer and the Company and FCM, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer or FCM fail to meet their contractual commitments pertaining to the purchase sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer or FCM to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company is required to maintain a $100,000 deposit with the Clearing Broker/dealer. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealer. Termination fees and other items are included therein.

Note 5 – Liabilities Subordinated To Claims Of General Creditors

The borrowing under a subordination agreement at March 31, 2011, is as follows:

Subordinated loan, 11.75%, due June 1, 2011	$ 170,000

The subordinated borrowing is covered by an agreement approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated lender is a shareholder of the Company.

Note 6 – Income Taxes

At March 31, 2011, the Company had approximately $118,000 of net operating losses ("NOL") carryforwards for federal and state income purposes. These losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The deferred tax asset is summarized as follows:

Net operating loss carryforward	$ 34,000
Deferred tax assets	34,000
Less: Valuation allowance	(34,000)
Net deferred tax asset	$ -

The Company has taken a 100% valuation allowance against the deferred asset attributable to the NOL carryforwards of approximately $34,000 at March 31, 2011 due to the uncertainty of realizing the future tax benefits.

Note 7 – Litigation Regarding Stock Purchase Agreement

On February 6, 2000 the Company entered into an agreement with another entity whereby the latter (the Plaintiff) was entitled to purchase 10% of the Company's outstanding stock and also granted an option to purchase an additional 15% ownership interest at a future date of $125,000. In consideration for the foregoing, the Plaintiff was to provide assistance with technological and related issues.

Additional terms of the agreement: place restrictions and set specific guidelines regarding future sales or other transfers of the Company's outstanding stock and/or the issuance of new shares by the Company; mandate insurance coverage for employee/shareholders; establish procedures to be followed in the event of death, disability, retirement or other termination of an employee/shareholder; and describe the method of payment to be used to purchase any Company stock sold or purchased pursuant to this agreement.

On November 20, 2009 the Plaintiff filed a complaint against the Company and its principal shareholder, alleging breach of fiduciary duty, misappropriation of funds, breach of contract and fraud.

In January, 2010, pursuant to a Court order and briefing schedule, the parties exchanged written discovery and engaged in depositions. After discovery, the Company filed a brief opposing Plaintiff's request for preliminary injunctive relief and, at argument on Plaintiff's motion for a preliminary injunction on March 23, 2010, Plaintiff's withdrew their motion. Accordingly, only Plaintiff's equitable and legal claims for damages remain. The Company also filed a motion to dismiss the complaint, asserting that, among other things, the claims set forth by the Plaintiffs were barred by the applicable statute of limitations. On May 4, 2010, the court held a hearing on the Company's motion to dismiss the complaint. On September 29, 2010 the Court rendered its opinion from the bench, and, on October 21, 2010, the Court issued an Order dismissing without prejudice ten of the eleven counts against the Company and the shareholder. The lone remaining count purports to assert a cause of action for risk of misappropriation or fraud.

In December 2010, the Company agreed to provide additional documents to Plaintiff's counsel for the purpose of entering into discussion regarding potential resolution of the parties' disputes. Since that time, Plaintiff has been reviewing those documents, subject to a confidentiality agreement, and the discussions are continuing. Because no action has yet been commenced, the Company is unable to express an opinion as to the outcome of the litigation or the range of possible loss that might ensue should an adverse result occur.

Note 8 – Subsequent Events

In accordance with the Subsequent Events Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from April 1, 2011 through May 26, 2011, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

GREENTREE BROKERAGE SERVICES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2011

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 278,976
Subordinated loan	170,000
Deductions:	
Non-allowable assets	
Other assets	(17,919)
Net capital before haircuts and securities positions	431,057
Net capital	431,057
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($10,791)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	5,000
Net capital in excess of required minimum	$ 426,057
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of March 31, 2011)	
Net capital, as reported in Company's Part IIA Focus Report	$ 437,048
Adjustments:	
Accounts payable and accrued liabilities	(5,991)
Net capital, per March 31, 2011 audited report, as filed	$ 431,057

GREENTREE BROKERAGE SERVICES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2011

Total aggregate indebtedness:	
Aggregate indebtedness	$ 10,791
Ratio of aggregate indebtedness to net capital	.25 to 1

GREENTREE BROKERAGE SERVICES, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF MARCH 31, 2011

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3**

Board of Directors and Stockholder's
Greentree Brokerage Services, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Greentree Brokerage Services, Inc. (the "Company") as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maitland, Florida
May 26, 2011

Ohab and Company, P.A.

100 E. Sybelia Ave. Ste. 130
Maitland, FL 32751

Certified Public Accountants
E-Mail: ohabco@earthlink.net

Phone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Directors and Stockholder's
Greentree Brokerage Services, Inc.
1831 Chestnut Street
Suite 1002
Philadelphia, PA 19103

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Greentree Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Greentree Brokerage Services Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Greentree Brokerage Services, Inc.'s management is responsible for the Greentree Brokerage Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended March 31, 2011, with the amounts reported in Form SIPC-7T for the year ended March 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting there were no adjustments, noting no differences; and

5. Compared the amount of any payment due to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

May 26, 2011

GREENTREE BROKERAGE SERVICES, INC.

TRANSITIONAL ASSETSSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7T
March 31, 2011

General assessment per Form SIPC-7T, including interest	$	799
Less: Payment SIPC-6		150
Amount due with Form SIPC-7T	$	649